UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: February 10, 2003

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas
(Address of principal executive office)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I and Exhibit II are copies of announcements of Teekay Shipping Corporation (the “Company”), dated February 10, 2003.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2003	TEEKAY SHIPPING CORPORATION By: /s/ Peter S. Antturi Peter S. Antturi Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION
TK House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

FOR IMMEDIATE RELEASE

TEEKAY SHIPPING CORPORTATION
ANNOUNCES PRELIMINARY FISCAL 2002
OPERATING RESULTS

Nassau, The Bahamas – February 10, 2003– Teekay Shipping Corporation (NYSE: TK) today announced its preliminary unaudited operating results for the fourth quarter and year ended December 31, 2002. Preliminary net income for the quarter ended December 31, 2002 was $33.1 million, or $0.82 per share, compared to net income of $31.2 million, or $0.78 per share, for the quarter ended December 31, 2001. Net voyage revenues for the quarter ended December 31, 2002 were $155.1 million, compared to $152.2 million recorded in the same period last year, while income from vessel operations increased to $48.6 million from $46.1 million.

Preliminary net income for the year ended December 31, 2002 was $53.4 million, or $1.33 per share, compared to net income of $336.5 million, or $8.31 per share, for the fiscal year ended December 31, 2001. Net voyage revenues for the year ended December 31, 2002 were $543.9 million, compared to net voyage revenues of $789.5 million for fiscal 2001, while income from vessel operations decreased to $119.3 million from $383.5 million.

Since Teekay’s financial statements for the quarter and year ended December 31, 2002 have not been finalized, information regarding the Company's results for these periods is subject to change and, with respect to the fiscal 2002 year-end results, remains subject to a final audit by the Company’s external independent auditors.

Teekay plans to release its final audited results for the year ended December 31, 2002 on February 19, 2003, and will host a conference call at 11:00 a.m. EST (8:00 a.m. PST) on February 20, 2003 to discuss these results. All shareholders and interested parties are invited to listen to the live conference call through www.teekay.com. A recording of the call will be available until February 27, 2003 by dialing (719) 457-0820, access code 463361, or via the Company’s Web site until March 20, 2003.

TEEKAY

Teekay Shipping Corporation is a leading provider of international crude oil and petroleum product transportation services through the world's largest fleet of medium-sized oil tankers. With its main operating office in Vancouver, Canada and offices in 11 other countries, Teekay employs more than 4,100 seagoing and shore-based staff globally. The Company has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect management’s current views with respect to certain future events and performance, including statements regarding the expected financial results of Teekay for fiscal 2002. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: final results for fiscal 2002 could differ materially because of unforeseen information relating to Teekay’s results for fiscal 2002 or accounting adjustments made during the 2002 year-end financial statement close process; and other factors discussed in Teekay's Report on Form 20-F for the fiscal year ended December 31, 2001 which is on file with the SEC.

For Investor Relations enquiries contact:
Jerome Holland
Tel: +1 (604) 844-6654

Email: investor.relations@teekay.com

Web site: www.teekay.com

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EXHIBIT II

TEEKAY SHIPPING CORPORATION
TK House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

FOR IMMEDIATE RELEASE

TEEKAY SHIPPING ANNOUNCES PLANS TO OFFER
PREMIUM EQUITY PARTICIPATING SECURITY UNITS

Nassau, The Bahamas – February 10, 2003– Teekay Shipping Corporation (NYSE: TK) today announced that it is offering $125 million in Premium Equity Participating Security Units (PEPS Units) pursuant to its currently effective universal shelf registration statement. The offering will consist of 5 million PEPS Units, each with a stated amount of $25. The offering will increase to 5.75 million units if the underwriters exercise their over-allotment option in full.

Each PEPS Unit will include a purchase contract under which the buyer will agree to purchase shares of Teekay's common stock on February 16, 2006. Each unit will also contain a $25 principal amount, subordinated Teekay note due May 18, 2006.

Proceeds from the offering may be used to finance potential acquisitions and for general corporate purposes, including capital expenditures, working capital, and the repayment of debt.

Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. will be the joint book-running managers for the offering. Copies of the prospectus supplement relating to this offering may be obtained from Morgan Stanley, Prospectus Department, 1585 Broadway, New York, New York 10036 or from Salomon Smith Barney, Brooklyn Army Terminal, 5th Floor, 140 58th Street, Brooklyn, New York, 11220, Attention: Prospectus Department.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any of these or any other securities, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

TEEKAY

Teekay Shipping Corporation is a leading provider of international crude oil and petroleum product transportation services through the world's largest fleet of medium-sized oil tankers. With its main operating office in Vancouver, Canada and offices in 11 other countries, Teekay employs more than 4,100 seagoing and shore-based staff globally. The Company has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

FORWARD-LOOKING STATEMENTS

The statements in this press release that are not historical facts or information may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. Certain of these risks and uncertainties are listed in Teekay's 2001 Annual Report on Form 20-F and subsequent SEC filings.

For Investor Relations enquiries contact:
Jerome Holland
Tel: +1 (604) 844-6654

Email: investor.relations@teekay.com

Web site: www.teekay.com

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